

September 30, 2013

Via E-Mail
Michael S. Paquette
Chief Financial Officer
Blue Capital Reinsurance Holdings Ltd.
94 Pitts Bay Road
Pembroke HM 08, Bermuda
P.O. Box 2079
Hamilton, Bermuda, HMHX

> **Re:** **Blue Capital Reinsurance Holdings Ltd.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 18, 2013**
> **CIK No. 0001582086**

Dear Mr. Paquette:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business
Historical Montpelier Loss Ratio, page 70

1. We note your response to our prior comment 12 and your accompanying analysis as to why you believe that the disclosure regarding Montpelier's loss ratio and related peer comparison are relevant and meaningful for potential investors. We are unable to concur with your analysis regarding the relevance of this information given the significant differences between Montpelier's business and your proposed business, including those enumerated on page 19 of the materials provided pursuant to our prior comment 4. Accordingly, please revise your prospectus to remove any discussion of Montpelier's loss ratios and the related peer comparison.

Exhibit Index, page II-4

2. Please file a copy of the 2013 Long Term Incentive Plan as an exhibit to your registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Craig F. Arcella
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, NY 10019